First Silver Reserve Inc.
Suite 584 – 885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
(604)-602-9973
Fax: (604)-681-5910

November 23, 2005

Securities and Exchange Commission
450 – 5th Street N.W.
Judiciary Plaza
Washington, D.C.
U.S.A. 20549

Attention: File Clerk
Office of International Corporate Finance

Dear Sirs:

Re: Filing Documents for First Silver Reserve Inc. – Exemption Number 82-3449
<u>Section 12g3-2(b), Securities Exchange Act of 1934</u>

Please find enclosed a copy of the following documents:

- Quarterly report for the Third quarter ending September 30, 2005;
- News releases dated August 31, October 5 and November 15, 2005.

Would you please file the enclosures in your files.

First Silver Reserve Inc.

Per:

Len W. Brownlie, Director

Encl.

CORPORATE INFORMATION

CORPORATE ADDRESS

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
Phone: (604) 602-9973
Toll-free: (888) 377-6676
Fax: (604) 681-5910
Email: info@firstsilver.com
Internet: www.firstsilver.com

Minera El Pilon S. A. de C. V.
Valparaiso No. 2367
Col. Providencia
Guadalajara, Jalisco
C.P. 44610 Mexico
Phone: 011-52-333-817-3442
Fax: 011-52-333-817-3314

DIRECTORS AND OFFICERS

Hector Davila Santos
Director, President, CEO
Guadalajara, Mexico

Jim O'Rourke, P.Eng.
Director
Vancouver, B.C.

Victor Garcia Jimenez
Director
Mexico City, Mexico

Len W. Brownlie, Ph.D
Director and Corporate Secretary
Vancouver, B.C.

Robert Young, P.Eng.
Director
Vancouver, B.C.

Rodney A. Shier, C.A.
Vice-President Finance and CFO
Vancouver, B.C.

LISTED

Toronto Stock Exchange
Symbol: FSR
CUSIP#: 33642A102
SEC 12g3-2(b) exemption #82-3449

TRANSFER AGENT

Computershare Investor Services
510 Burrard Street
Vancouver, B.C.
V6C 3B9

SOLICITORS

Farris, Vaughan, Wills & Murphy
2600 - 700 West Georgia Street
Vancouver, B.C.
V7Y 1B3

Garcia Jimenez & Associados
San Francisco 656
Col. De Valle
Deleg. Benito Juarez
Mexico City, D.F.
03100 Mexico

AUDITORS

PricewaterhouseCoopersLLP
250 Howe Street
Vancouver, B.C.
V6C 3S7

PricewaterhouseCoopers
Av. Prolongacion Americas 1592 4to.
Piso
Col. Country Club
44620 Guadalajara, Jal.
Mexico

First Silver
Reserve Inc.

Third Quarter Report 2005

4 Segmented Information

The Company has one operating segment, silver mining and related activities including exploration, extraction, and processing at the San Martin Mine. All capital assets of the Company are located in Mexico.

MANAGEMENT'S DISCUSSION & ANALYSIS ("MD&A") OF FINANCIAL CONDITION & THE RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED September 30, 2005 (Form 51-102F1)

November 14, 2005

Introduction

This MD&A focuses on significant factors that affected First Silver Reserve Inc. and its subsidiary's ("First Silver" or the "Company") performance and such factors that may affect its future performance. In order to better understand the MD&A, it should be read in conjunction with the unaudited consolidated financial statements for the nine months ended September 30, 2005 and the Company's 2004 audited consolidated financial statements and the related notes contained therein. The Company's reporting currency is the United States dollar while the measurement currency is the Mexican peso (PS$). All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The Company's significant accounting policies are set out in Note 3 of the audited consolidated financial statements for the year ended December 31, 2004. Additional information on the Company is available in the Company's Annual Information Form, which can be found at www.sedar.com or www.firstsilver.com.

Overall Performance

For the nine months ending September 30, 2005, revenue was $10.44 million as compared to $11.15 million in the first 9 months of 2004. Revenue for the three month period ending September 30, 2005 was $4.00 million as compared to $3.42 million in the same period in 2004. In the first nine months of 2005, the average London pm price for silver sold was $7.06 per ounce, as compared to $6.50 per ounce in 2004. The Company recorded earnings of $0.31 million or $0.01 per share for the nine month period ending September 30, 2005, as compared to earnings of $1.60 million or $0.04 per share for same period in 2004. Net earnings for the third quarter of 2005 were $0.22 million or $0.01 per share as compared to earnings of $0.37 million or $0.01 per share in the third quarter of 2004.

In the nine month period ending September 30, 2005, First Silver produced 1,281,736 ounces of silver and 2,918 ounces of gold as compared to 1,588,079 ounces of silver and 3,361 ounces of gold for the nine months ended September 30, 2004. Total mill throughput for the first nine months of 2005 was 185,645 tonnes of ore at an average mill head grade of 243 g/tonne silver and a mill recovery rate of 88.3 % as compared to 198,559 tonnes of ore at an average mill head grade of 277g/tonne silver and a mill recovery rate of 89.9 % in the first nine months of 2004.

For the three months ending September 30, 2005, First Silver produced 449,808 ounces of silver and 978 ounces of gold as compared to 510,557 ounces of silver and 895 ounces of gold for the three months ended September 30, 2004. Total mill throughput in the three months ending September 30, 2005 was 62,453 tonnes of ore at an average mill head grade of 247 g/tonne silver and a mill recovery rate of 90.8% as compared to 64,792 tonnes of ore at an average mill head grade of 271g/tonne silver and a recovery rate of 90.3 % in the third quarter of 2004.

The lower silver production in the first nine months of 2005 is attributable to lower mechanical availability of the underground mining equipment and restrictions on hiring contract workers imposed by the Miners' union. This lower mechanical availability of the underground mining equipment led to lower mine development and production resulting in the supply of lower silver grades in the mill feed as

compared to the same period last year. The Company has purchased additional mining equipment to improve the overall performance of the underground operation. The Company has also reached a two year agreement with the Miners' union that resolved the condition that applies to the employment of contract miners for development work. The Company has now engaged contract workers to increase stope development in the near term. The union agreement occurred late in Q2 while additional equipment was purchased during Q3 and these measures did not significantly impact mine production until late in Q3. The Company anticipates an improvement in production during the remaining three months of 2005.

Operating costs, net of gold credits, were $5.20 per ounce of silver in the nine months ending September 30, 2005, as compared to $3.59 per ounce of silver for the same period in 2004. Total costs, net of gold credits, were $6.52 per ounce of silver in the nine months ending September 30, 2005, as compared to $4.57 per ounce of silver for the same period in 2004. Operating costs, net of gold credits, were $5.41 per ounce of silver in the three months ending September 30, 2005, as compared to $3.94 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $6.50 per ounce of silver in the three months ending September 30, 2005, as compared to $4.80 per ounce of silver in the year earlier period. The lower silver content in the ore produced during the period resulted in lower silver production which adversely affected the unit costs per ounce of silver.

Cost of sales was $7.98 million for the nine month period, as compared to $7.15 million for the year earlier period. General and administrative expenses were $1.02 million for the period as compared to $0.89 million in the first nine months of 2004. Depreciation was $1.0 million for the period, as compared to $0.65 million in the year earlier period. The Company incurred a foreign exchange loss of $0.01 million in the nine months ending September 30, 2005 as compared to a loss of $0.004 million in the first nine months of 2004.

Liquidity and Capital Resources

At September 30, 2005 the Company had working capital of $2.45 million (comprised of cash of $1.23 million and accounts receivable, silver futures contract deposits, inventory and prepaid expenses of $3.16 million, less current liabilities of $1.94 million) as compared to a working capital of $2.66 million at December 31, 2004 (comprised of cash of $1.71 million and accounts receivable, inventory and prepaid expenses of $3.62 million, less current liabilities of $2.67 million). The Company continues to hold futures contracts for the purchase of 100,000 ounces of silver in December 2005 at a price of $7.53 per ounce.

Off Balance Sheet items

The Company has no off balance sheet instruments in place.

Related Party Transactions

During the quarter the Company paid $265,292 to a trucking company for the haulage of ore from the San Martin mine to the mill processing facility. This company is related to an officer and director of the Company. In addition, supplies of $27,906 were sold at cost to the same company. The Officer owes the Company $9,295 related to an advance for travel expenses.

First Silver Reserve Inc.

Notes To Consolidated Statements (Unaudited)

For the nine months ended September 30, 2005

1 Basis of presentation

These interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of our annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Except as disclosed in note 2, the accounting policies used in preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our annual consolidated financial statements and the notes thereto for the two years ended December 31, 2004.

These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. The prior period comparative numbers have been restated for asset retirement obligations, stock based compensation, and deferred tax liability related to these items. These adjustments do not effect the annual audited statements.

2 Accounting policy changes

Variable Interest Entity
Effective January 1, 2005, the company has adopted the new Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities". The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. Management has not identified any material suppliers that could be deemed to be a variable interest entity.

3 Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	$
Balance – December 31, 2004	38,191,921	$1,604,319
Shares issued for cash	405,000	$145,279
Balance – September 30, 2005	38,596,921	$1,749,598

Stock options outstanding

The following table summarizes information about the options at September 30, 2005 and the changes for the nine months then ended:

	Nine Months Ended September 30, 2005		Year Ended December 31, 2004	
	Number of shares	**Weighted average exercise price Cdn. $**	**Number of shares**	**Weighted average exercise price Cdn. $**
Options outstanding – Beginning of period	600,000	$0.85	710,000	$0.67
- Exercised during period	(405,000)	$0.55	(235,000)	$0.72
- Granted during period	-	-	125,000	$1.64
Options outstanding - End of period	195,000	$1.47	600,000	$0.85

First Silver Reserve Inc.

Consolidated Statements of Cash Flows (Unaudited)

For the nine months ended September 30, 2005 and 2004

(expressed in U.S. dollars)

	Three Months Ended Sep 30 2005 $	Three Months Ended Sep 30 2004 $ (Restated)	Nine Months Ended Sep 30 2005 $	Nine Months Ended Sep 30 2004 $ (Restated)
Cash flows from operating activities				
Net earnings for the period	220,623	373,708	313,374	1,595,763
Items not affecting cash				
Depreciation and depletion	438,898	210,386	999,336	652,610
Unrealized loss on futures contracts	41,600	-	38,200	-
Compensation expense	-	669	-	99,859
Future income taxes	121,908	240,661	225,360	875,444
	823,029	825,424	1,576,270	3,223,676
Changes in non-cash working capital items	(14,862)	136,204	(57,995)	(792,515)
	808,167	961,628	1,518,275	2,431,161
Cash flows from financing activities				
Issuance of share capital (net of costs)	145,279	14,931	145,279	256,825
Repayment of funds to shareholder	-	-	-	(545,760)
	145,279	14,931	145,279	(288,935)
Cash flows from investing activities				
Silver futures contract deposits	700,000	(650,000)	80,000	(650,000)
Resource asset expenditures	(1,037,569)	(508,787)	(2,226,930)	(894,628)
	(337,569)	(1,158,787)	(2,146,930)	(1,544,628)
Increase (Decrease) in cash and cash equivalents	615,877	(182,228)	(483,376)	597,598
Cash and cash equivalents - Beginning of period	612,252	1,198,535	1,711,505	418,709
Cash and cash equivalents - End of period	1,228,129	1,016,307	1,228,129	1,016,307

The accompanying notes are an integral part of these consolidated financial statements.

Risks and Uncertainties

The Company's success depends on a number of factors. Typical risk factors include metal price fluctuations and operating hazards encountered in the mining business. The following table sets out the daily high, low and average London Bullion Dealers price for silver for the past three years and the first nine months of 2005:

	9 months ending September 30, 2005	2004	2003	2002
High	$7.57	$8.29	$5.97	$5.10
Average	$7.06	$6.67	$4.88	$4.60
Low	$6.39	$5.50	$4.37	$4.24
Range	$1.18	$2.79	$1.60	$0.86

Competition for silver resource properties, producing mines or interests in producing companies may limit opportunities to acquire reasonably priced assets. Future government, legal or regulatory changes could affect any aspect of the Company's business including, among other things, the title to properties, environmental permitting and costs, labour relations, taxation, currency convertibility, the repatriation of profits or capital or the ability to import required equipment or materials. Many of these factors are beyond the Company's control; however, risks and uncertainties are managed, in part, by experienced managers and by cost control initiatives.

Summary of Quarterly Results

Quarter Ending	Total Revenue	Net Income (loss)*	Net Income (loss) per share**
Sept. 30, 2005	4,001,007	220,623	$0.01
June 30, 2005	$3,161,461	($127,809)	$0.00
March 31, 2005***	$3,281,227	$220,718	$0.01
Dec. 31. 2004	$4,161,901	$526,986	$0.01
Sept. 30, 2004***	$3,421,763	$373,708	$0.01
June 30, 2004***	$3,500,938	$218,579	$0.00
March 31, 2004***	$4,229,684	$1,482,812	$0.03
Dec. 31. 2003	$3,379,732	($288,518)	($0.01)

* Quarterly net income has been adjusted to reflect the adjustments noted in the Company's December 31, 2004 financial statements
** Quarterly per share amounts have been adjusted to reflect the weighted average common shares of the Company outstanding for the full year.
*** Restated for asset retirement obligations, stock based compensation, and deferred tax liability related to these items. Does not effect annual audited statements.

The quarterly results generally show a trend of increasing revenue as average silver prices increased. Net income in the first 9 months of 2005 was affected by short-term labour issues and mining equipment breakdowns.

Critical Accounting Estimates

Mine exploration costs, including costs incurred during production to expand ore reserves, are deferred and depleted based on a unit of production method. Other areas requiring the use of estimates include reclamation and environmental obligations, asset impairment and income taxes. The Company, as required by *CICA 3110 Asset retirement Obligations*, has recorded a retirement and remediation obligation of $164,786 on the financial statements as at September 30, 2005, as compared to $150,000 as at December 31, 2004.

Changes in Accounting Policies, including Initial Adoption

In the year beginning January 1, 2005, the Company adopted the new accounting policy, AcG-15 *Consolidation of Variable Interest Entities ("VIE")*. This standard requires companies to consolidate entities in which they have a controlling financial interest, even if they do not have an ownership interest. Management has not identified any material suppliers that could be deemed to be a variable interest entity.

Company Outlook for 2005

The Company's outlook for 2005, as at October 31, 2005, remains relatively consistent with the Company's outlook provided in the MD&A accompanying the Company's December 31, 2004 audited financial statements. Management anticipates that the recent signing of a two year agreement with the Miner's union and the acquisition of additional equipment will increase production during the last quarter of 2005.

RESOURCE DEVELOPMENT AND EXPLORATION

Reserves and Resources

An independent reserve and resource audit as at December 31, 2004 was recently completed by Pincock, Allen & Holt ("PAH"). PAH's reporting method was consistent with reserve and resource definitions contained in National Instrument 43-101 ("NI 43-101"). PAH have reported that the total mineral reserves and resources have increased to 5.2 million and 37.5 million ounces of silver respectively. This is an increase of 24% on previously reported mineable reserves and 88% on previously reported resources. In addition, PAH state in their report: "Exploration potential for finding and developing new resources/reserves in the San Martin district appears to be very promising".

PAH reported that the reserve and resource estimates prepared by mine personnel have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves and resources. PAH believes that the classification of the reserves and resources meets NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum. PAH notes that there are no significant technical, legal, environmental, political or other kind of restrictions which would materially affect the extraction and processing of these reserves and resources. PAH also noted that the estimated reserves indicate 2.5 years of mine life from January, 2005, which, with the resources, if upgraded to reserve category, would add many years of life to the mine. The San Martin Mine reserve and resources estimates as at December 31, 2004 are as follows:

First Silver Reserve Inc.

Consolidated Statements of Earnings and Retained Earnings (Unaudited)

For the nine months ended September 30, 2005 and 2004

(expressed in U.S. dollars)

	Three Months Ended Sep 30 2005 $	Three Months Ended Sep 30 2004 $ (Restated)	Nine Months Ended Sep 30 2005 $	Nine Months Ended Sep 30 2004 $ (Restated)
Revenue				
Sales	4,001,007	3,421,763	10,443,695	11,152,385
Cost and expenses				
Cost of sales	2,937,210	2,417,287	7,977,447	7,152,657
General and administrative	370,671	226,814	1,016,363	892,447
Depreciation and depletion	438,898	210,386	999,336	652,610
Other income net	(58,042)	(9,536)	(79,812)	(9,273)
Foreign exchange (gain) loss	(11,618)	4,701	10,270	3,827
	3,677,119	2,849,652	9,923,604	8,692,268
Earnings before income taxes	323,888	572,111	520,091	2,460,117
Provision for income taxes	103,265	198,403	206,717	864,354
Net earnings for the period	220,623	373,708	313,374	1,595,763
Retained earnings (Deficit) – Beg. of period	810,165	(63,243)	717,414	(1,285,298)
Retained earnings - End of period	1,030,788	310,465	1,030,788	310,465
Basic and diluted earnings per share	0.01	0.01	0.01	0.04
Weighted average shares outstanding	38,354,801	38,161,921	38,246,811	38,161,921

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Balance Sheets (Unaudited)

(expressed in U.S. dollars)

	September 30, 2005 $	December 31, 2004 $
Assets		
Current assets		
Cash and cash equivalents	1,228,129	1,711,505
Accounts receivable	1,049,923	1,678,446
Amount due from a related party	9,259	-
Silver futures contract deposits	722,455	788,841
Inventories	869,897	1,044,517
Prepaid expenses	512,511	106,454
	4,392,174	5,329,763
Resource assets	5,104,135	3,920,735
	9,496,309	9,250,498
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,147,089	1,668,974
Liability on derivative instrument	2,500	84,800
Employee profit sharing	104,540	254,464
Taxes payable	683,305	652,904
Amount due to a related party	-	8,842
	1,937,434	2,669,984
Future income taxes	1,650,629	1,425,269
Asset retirement obligations	164,786	150,000
Other long-term liabilities	2,608,168	2,516,593
	6,361,017	6,761,846
Shareholders' Equity		
Capital stock	1,749,598	1,604,319
Contributed surplus	128,682	128,682
Currency translation adjustment	226,224	38,237
Retained earnings	1,030,788	717,414
	3,135,292	2,488,652
	9,496,309	9,250,498

Basis of Presentation (note 1)

Approved by the Board of Directors

"Hector Davila Santos" Director "Len Brownlie" Director

The accompanying notes are an integral part of these consolidated financial statements.

Category	Tonnes	Silver Grade (g/tonne)	Contained Silver (ounces)*	Silver Grade with gold/lead credit (g/tonne)	Contained Silver (ounces) Including Au/Pb Credits**
Proven Mineral Reserves	296,611	239	2,278,085	270	2,574,235
Probable Mineral Reserves	379,343	243	2,963,669	275	3,348,946
Total Mineral Reserves	**675,954**	**241**	**5,241,753**	**273**	**5,923,181**
Measured Resources	2,804,000	264	23,782,600	298	26,875,000
Indicated Resources	1,604,000	262	13,802,000	296	15,596,000
Total Measured+Indicated Resources	**4,444,000**	**263**	**37,584,600**	**297**	**42,471,000**

* PAH's economic breakeven cutoff grade, based solely on silver for the total operating costs and process recoveries was 6.91 Ozs Ag per tonne or 215g Ag per tonne. PAH used a price of $7.00 per ounce of silver for this calculation.
** PAH's economic breakeven cutoff grade, considering the gold /lead contribution, converted to an equivalent silver grade was 6.04 Ozs Ag Equivalent per tonne or 188g Ag Equivalent per tonne. PAH used a price of $7.00 per ounce of silver, $400 per ounce for gold and $0.38 per pound for lead for this calculation.

PAH reviewed the reserve and resource estimates prepared as at December 31, 2004 by First Silver's subsidiary, Minera El Pilon S.A. de C.V.("Pilon") San Martin mine geologists. Details of the reserve and resource calculations, including key economic parameters, sampling methodology, and analytical procedures may be found in the PAH report.

The Qualified Persons responsible for the PAH Report are Mark G. Stevens, C.P.G. and Leonel Lopez, C.P.G., P.G., who are employees of PAH and who are independent of the Company. The PAH Technical report has been filed on Sedar and the Company's web site www.firstsilver.com.

Underground Exploration

Mine staff are currently evaluating several areas of the mine where additional exploration and development work is expected to increase mineral reserves. Mine geologists have discovered two new mineralized structures adjacent and below the existing mine workings. A series of drill intercepts have defined a mineralized structure below the lower levels of the mine that confirm the downward extension of the mineralization in a structure parallel to the main Zuloaga vein that is currently being mined. Silver and gold grades encountered are above those grades currently being mined.

The second new mineralized structure recently discovered is perpendicular to the Zuloaga vein. This structure has been accessed from the mine workings and drifting has confirmed ore grade mineralization. The aggressive exploration program within the San Martin mine has been very encouraging and plans are to accelerate the programs.

Minesite Exploration

On the San Martin minesite property, the Zuloaga vein, currently in production, is only one of several parallel and intersecting mineralized veins within the claim area. The mine property contains 15 known mineralized fault systems that offer the potential for expansion and development.

Other Exploration and Development Projects

The Company currently holds 12 precious metals exploration properties. Eleven of these properties cover 5,213 hectares (12,881 acres) and are located in Jalisco State, Mexico. The properties generally have a small mine production history or precious metals showings and further exploration is on hold until funding permits detailed exploration.

At the Company's Cuitaboca Claims, optioned earlier this year, work is now under way with road rehabilitation and construction to access the site area. The Cuitaboca claims cover an area of 8,852 hectares of an essentially virgin silver district located in the Northern part of the Sierra Madre Occidental volcanic belt in the State of Sinaloa, Mexico. The Cuitaboca concessions contain at least six well defined vein structures hosting sulphide mineralization which carries high grade silver plus low grade lead, zinc, and copper. The Company plans to drill this prospective area once the road work is completed.

Behre Dolbear & Company Ltd. ("Behre Dolbear")have recently completed a NI-43-101 compliant technical report on the Cuitaboca Exploration Project. Behre Dolbear have recommended a program of road building to the main targets followed by an exploration program consisting of 10,210 meters of diamond drilling at an estimated cost of approximately $US870,000. The Qualified Person responsible for the Behre Dolbere Report is Baltazar Solano - Rico.,Geol. Eng., M.Sc who is an employee of Behre Dolbear and who is independent of the Company. The Behre Dolbear Technical report has been filed on Sedar and the Company's web site www.firstsilver.com.

Forward Looking Statements

Certain information regarding the Company set forth in this document, including management's assessment of the Company's future plans and operations contains "Forward-Looking Statements" within the meaning of section 27A of the Securities Act andsection 21E of the United States Securities Exchange Act of 1934, as amended. These forward looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company's and management's control, including but not limited to, the impact of general economic conditions, industry conditions, fluctuation of commodity prices, fluctuation of foreign exchange rates, imperfection of reserve estimates, environmental risks, industry competition, availability of qualified personnel and management, stock market volatility, timely and cost effective access to sufficient capital from internal and external sources. The Company's actual results, performance or achievement could differ materially from those expressed in or implied by these forward looking statements and accordingly, no assurance can be given that any of the events anticipated to occur or transpire from the forward looking statements will provide any benefits to the Company.

First Silver Reserve Inc.

Consolidated Financial Statements
September 30, 2005
(expressed in U.S. dollars)

Notice to Reader: As required by National Instrument 51-102 (4.3(3)), readers are advised that an auditor has not performed a review of these interim financial statements.

82-3449

News Release #11-2005

October 5, 2005

First Silver
Reserve Inc.

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C., Canada, V6C 1N5
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: www.firstsilver.com
E-mail: info@firstsilver.com

First Silver Increases Mining Capacity

Vancouver, B.C.: First Silver Reserve Inc. ("TSE:FSR") announced today that the company recently purchased a number of pieces of underground mining equipment to strengthen its mining fleet for its wholly owned San Martin silver mine located in Jalisco State, Mexico. During the first half of the year the mine production was below normal due to reduced mechanical availability of the scooptrams and underground haul trucks. This additional equipment has allowed the Company to increase production levels and has been funded from cash flow.

Major pieces of underground mining equipment purchased included: two 3.5 yard scooptrams, a rebuilt 5 yard scooptram, and three underground 12 ton haul trucks. In addition two Company scooptrams, a 5 yard and a 3.5 yard, have been reconditioned with rebuilt engines. Mr. Davila Santos, President of the Company, commented: "with the new addition of these scooptrams, underground haul trucks and motors, equipment availability should be increased significantly in the last quarter of the year and the Company is expected to achieve its forecasted production of 2.0 million ounces of silver for the year."

To date, the San Martin mine has produced 28.1 million oz. of silver from 3.4 million tonnes of ore. The structure containing the Zuloaga vein has been traced for 5 km west of the main portal but only 2.5 km has been partially explored and mined.

First Silver Reserve is a company focused on the production and exploration of precious metals in Mexico. First Silver, through its wholly owned subsidiary Minera El Pilon, owns 100% of the San Martin Silver Mine in Jalisco State, Mexico. The Company is in the process of developing an extensive exploration program with the goal of expanding reserves that may allow for increased production beyond the 2.1 million ounces per year average annual silver production. According to the 2003 World Silver Survey, First Silver's San Martin mine was the 14th largest primary producing silver mine in the World.

On behalf of the Board of Directors

"Len Brownlie"
Director

Contact Len Brownlie, Director at 604-602-9973 or Rod Shier, CFO at 604-689-0489 for further information.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Note: This release contains forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents, filed by the Company on SEDAR at www.sedar.com, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The Company undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

82-3449

News Release #10-2005

August 31, 2005

First Silver

Reserve Inc.

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C., Canada ,V6C 1N5
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: www.firstsilver.com
E-mail: info@firstsilver.com

Exploration On New Silver Targets Progressing

Vancouver, B.C.: First Silver Reserve Inc. ("TSE:FSR") announced today the following update on its ongoing exploration activities.

Mine geologists at the company's wholly-owned San Martin silver mine in Mexico have discovered two new mineralized structures adjacent and the below the existing mine workings. A series of drill intercepts have defined a mineralized structure below the lower levels of the mine that confirm the downward extension of the mineralization in a structure parallel to the main Zuloaga vein that is currently being mined. Silver and gold grades encountered are above those grades currently being mined.

The second new mineralized structure recently discovered is perpendicular to the Zuloaga vein. This structure has been accessed from the mine workings and drifting has confirmed ore grade mineralization. The aggressive exploration program within the San Martin mine has been very encouraging and plans are to accelerate the programs. The structure containing the Zuloaga vein has been traced for 5 km west of the main portal but only 2.5 km has been partially explored and mined. To date, the San Martin mine has produced 28.1 million oz. of silver from 3.4 million tonnes of ore.

At the Company's Cuitaboca Claims, optioned earlier this year, work is now under way with road rehabilitation and construction to access the site area. The Cuitaboca claims cover an area of 8,852 hectares of an essentially virgin silver district located in the Northern part of the Sierra Madre Occidental volcanic belt in the State of Sinaloa, Mexico. The Cuitaboca concessions contain at least six well defined vein structures hosting sulphide mineralization which carries high grade silver plus low grade lead, zinc, and copper. The Company plans to drill this prospective area once the road work is completed.

First Silver Reserve is a company focused on the production and exploration of precious metals in Mexico. First Silver owns and operates the San Martin Mine in Jalisco State, Mexico. The Company is in the process of developing an extensive exploration program with the goal of expanding reserves that may allow for increased production beyond the 2.1 million ounces per year average annual silver production. According to the 2003 World Silver Survey, First Silver's San Martin mine was the 14th largest primary producing silver mine in the World.

On behalf of the Board of Directors

"Len Brownlie"
Director

Contact Len Brownlie, Director at 604-602-9973 or Rod Shier, CFO at 604-689-0489 for further information.

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SEC MAIL RECEIVED PROCESSING NOV 30 2005

News Release #12 – 2005

November 15, 2005

First Silver Reserve Inc.

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C., Canada ,V6C 1N5
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: firstsilver.com
E-mail: info@firstsilver.com

First Silver Reserve Inc. Reports Profit for Nine Month Ending Sept 30, 2005

Vancouver, B.C.: First Silver Reserve Inc. ("TSE:FSR") today announced its third quarter 2005 financial results. All amounts are expressed in United States dollars.

For the nine months ending September 30, 2005 the Company recorded revenues of $10.44 million which resulted in earnings of $0.31 million or $0.01 per share, as compared to revenues of $11.15 and earnings of $1.60 million or $0.04 per share for same period in 2004. Revenue for the three month period ending September 30, 2005 was $4.00 million as compared to $3.42 million in the same period in 2004. Net earnings for the third quarter of 2005 were $0.22 million or $0.01 per share as compared to earnings of $0.37 million or $0.01 per share in the third quarter of 2004. In the first nine months of 2005, the average London pm price for silver sold was $7.06 per ounce, as compared to $6.50 per ounce in 2004.

In the nine month period ending September 30, 2005, First Silver produced 1,281,736 ounces of silver and 2,918 ounces of gold as compared to 1,588,079 ounces of silver and 3,361 ounces of gold for the nine months ended September 30, 2004. Total mill throughput for the first nine months of 2005 was 185,645 tonnes of ore at an average mill head grade of 243 g/tonne silver and a mill recovery rate of 88.3 % as compared to 198,559 tonnes of ore at an average mill head grade of 277g/tonne silver and a mill recovery rate of 89.9 % in the first nine months of 2004.

For the three months ending September 30, 2005, First Silver produced 449,808 ounces of silver and 978 ounces of gold as compared to 510,783 ounces of silver and 895 ounces of gold for the three months ended September 30, 2004. Total mill throughput in the three months ending September 30, 2005 was 62,453 tonnes of ore at an average mill head grade of 247 g/tonne silver and a mill recovery rate of 90.8% as compared to 64,792 tonnes of ore at an average mill head grade of 271g/tonne silver and a recovery rate of 90.3 % in the third quarter of 2004.

Silver production in the first nine months of 2005 was lower than silver production in 2004 as a result of lower mechanical availability of the underground mining equipment and restrictions on hiring contract workers imposed by the Miner's union early in the year. This lower mechanical availability of the underground mining equipment led to lower mine development and production resulting in the supply of lower silver grades in the mill feed as compared to the same period last year. The Company has purchased and took delivery of additional mining equipment during September 2005 to improve the overall performance of the underground operation. The Company has also reached a two year agreement with the Miner's union that resolved the condition that applies to the employment of contract miners for development work. The Company has now engaged contract workers to increase stope development in the near term. The union agreement occurred late in Q2 while additional equipment was purchased during Q3 and these measures did not significantly impact mine production until late in

Q3. The Company anticipates an improvement in production during the remaining three months of 2005.

Operating costs, net of gold credits, were $5.20 per ounce of silver in the nine months ending September 30, 2005, as compared to $3.59 per ounce of silver for the same period in 2004. Total costs, net of gold credits, were $6.52 per ounce of silver in the nine months ending September 30, 2005, as compared to $4.57 per ounce of silver for the same period in 2004. Operating costs, net of gold credits, were $5.41 per ounce of silver in the three months ending September 30, 2005, as compared to $3.94 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $6.50 per ounce of silver in the three months ending September 30, 2005, as compared to $4.80 per ounce of silver in the year earlier period. The lower silver content in the ore produced during the period resulted in lower silver production which adversely affected the unit costs per ounce of silver.

Cost of sales were $7.98 million for the nine month period, as compared to $7.15 million for the year earlier period. General and administrative expenses were $1.02 million for the period as compared to $0.89 million in the first six months of 2004. Depreciation was $1.00 million for the period, as compared to $0.65 million in the year earlier period. The Company incurred a foreign exchange loss of $0.01 million in the nine months ending September 30, 2005 as compared to a loss of $0.004 million in the first nine months of 2004.

Underground Exploration
Mine staff are currently evaluating several areas of the mine where additional exploration and development work is expected to increase mineral reserves. Mine geologists have discovered two new mineralized structures adjacent and the below the existing mine workings. A series of drill intercepts have defined a mineralized structure below the lower levels of the mine that confirm the downward extension of the mineralization in a structure parallel to the main Zuloaga vein that is currently being mined. Silver and gold grades encountered are above those grades currently being mined.

The second new mineralized structure recently discovered is perpendicular to the Zuloaga vein. This structure has been accessed from the mine workings and drifting has confirmed ore grade mineralization. The aggressive exploration program within the San Martin mine has been very encouraging and plans are to accelerate the programs

Minesite Exploration
On the San Martin minesite property, the Zuloaga vein, currently in production, is only one of several parallel and intersecting mineralized veins within the 18,000 acre area that First Silver controls. The mine property contains 15 known mineralized fault systems that offer the potential for expansion and development. The Company is currently evaluating these opportunities and plans on commencing exploration activities on these new areas into 2006.

Other Exploration and Development Projects
At the Company's Cuitaboca Claims, optioned earlier this year, work is now under way with road rehabilitation and construction to access the site area. The Cuitaboca claims cover an area of 8,852 hectares of an essentially virgin silver district located in the Northern part of the Sierra Madre Occidental volcanic belt in the State of Sinaloa, Mexico. The Cuitaboca concessions contain at least six well defined vein structures hosting sulphide mineralization which carries high grade silver plus low grade lead, zinc, and copper. The Company plans to drill this prospective area once the road work is completed.

A complete set of financial statements along with Management's Discussion and Analysis of Financial Condition and the Results of Operations for the nine months ended September 30, 2005 is posted to the Company's web-site www.firstsilver.com and www.sedar.com .

First Silver Reserve is a company focused on silver production and exploration and owns and operates the San Martin Silver Mine in Jalisco State, Mexico. The common shares of First Silver Reserve trade on the Toronto Stock Exchange under the symbol FSR.

On behalf of the Board of Directors

"Len Brownlie"
Director